Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 19 DATED MAY 16, 2014 TO THE PROSPECTUS DATED APRIL 26, 2013

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated April 26, 2013, Supplement No. 16 dated April 23, 2014, Supplement No. 17 dated May 9, 2014 and Supplement No. 18 dated May 13, 2014. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	The reallocation of shares from our distribution reinvestment plan to our primary offering.

Reallocation of Shares from Our Distribution Reinvestment Plan Offering to Our Primary Offering

We have reallocated $187,500,000 in shares of common stock from our distribution reinvestment plan offering to our primary offering.

The following information supersedes and replaces the second paragraph on the cover of our prospectus and all similar discussions appearing throughout the prospectus:

We are offering up to 168,750,000 shares of our common stock in our primary offering at a price of $10.00 per share on a “best efforts” basis through SC Distributors, LLC, our dealer manager. “Best efforts” means that our dealer manager is not obligated to purchase any specific number or dollar amount of shares. We also are offering up to 6,250,000 shares of our common stock pursuant to our distribution reinvestment plan at the greater of 95% of the fair market value per share as determined by our board of directors and $9.50 per share. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan.

The following information supersedes and replaces the table on the cover of our prospectus and all similar discussions appearing throughout the prospectus:

	Price to Public	Selling Commissions	Dealer Manager Fee	Net Proceeds (Before Expenses)

Primary Offering Per Share	$10.00	$0.70	$0.275	$9.025
Total Maximum	$1,687,500,000	$118,125,000	$46,406,250	$1,522,968,750
Distribution Reinvestment Plan Per Share	$9.50	$—	$—	$9.50
Total Maximum	$59,375,000	$—	$—	$59,375,000

The following information supersedes and replaces the section of our prospectus captioned “Questions and Answers About This Offering – Q: What Kind of Offering is This?” on page 3 of the prospectus:

Q: What kind of offering is this?

A: Through our affiliated dealer manager, SC Distributors, LLC, we are offering a maximum of 168,750,000 shares of our common stock to the public in our primary offering on a “best efforts” basis at $10.00 per share. When shares are offered to the public on a “best efforts” basis, the brokers participating in the offering are only required to use their reasonable best efforts to sell the shares and have no firm commitment or obligation to purchase any of the shares. We also are offering up to an additional 6,250,000 shares of our common stock to be issued pursuant to our distribution reinvestment plan at $9.50 per share to stockholders who elect to participate in the plan as described in this prospectus. We reserve the right to reallocate shares of common stock being offered between the primary offering and the distribution reinvestment plan.

The following information supersedes and replaces the first paragraph of the section of our prospectus captioned “Prospectus Summary – Terms of the Offering” on page 7 of the prospectus:

We are offering an aggregate of up to 168,750,000 shares of common stock in our primary offering on a “best efforts” basis at $10.00 per share. Discounts are available for certain categories of purchasers as described in the “Plan of Distribution” section of this prospectus. We also are offering up to an additional 6,250,000 shares of common stock under our distribution reinvestment plan at $9.50 per share, subject to certain limitations, as described in the “Distribution Reinvestment Plan” section of this prospectus. We will offer shares of common stock in our primary offering until the earlier of (i) June 6, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date we sell the maximum offering amount. We also reserve the right to terminate this offering at any time. We may sell shares under the distribution reinvestment plan beyond such time, but only if there is an effective registration statement with respect to the shares. We may amend, suspend or terminate the distribution reinvestment plan at our discretion at any time upon ten days’ prior written notice to our stockholders. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.

The following information supersedes and replaces the section of our prospectus captioned “Prospectus Summary – Estimated Use of Proceeds of This Offering” on page 12 of the prospectus:

Estimated Use of Proceeds of This Offering

The amounts listed in the table below represent our current estimates concerning the use of the offering proceeds. Since these are estimates, they may not accurately reflect the actual receipt or application of the offering proceeds. The first scenario assumes we sell the maximum number of 168,750,000 shares in the primary offering, and the second scenario assumes that we sell a maximum of 168,750,000 shares in the primary offering and 6,250,000 shares pursuant to our distribution reinvestment plan with each scenario contemplating a price of $10.00 per share in the primary offering and $9.50 per share pursuant to our distribution reinvestment plan. We estimate that for each share sold in this offering, approximately 86.7% and 86.9%, respectively, will be available for the purchase of real estate and real estate-related investments in each scenario. We will use the remainder of the offering proceeds to pay the costs of the offering, including selling commissions and the dealer manager fee, to pay a fee to our advisor for its services in connection with the selection and acquisition of properties and for working capital reserves. We will not pay selling commissions or a dealer manager fee on shares sold under our distribution reinvestment plan. The table does not give effect to special sales or volume discounts which could reduce selling commissions and many of the figures represent management’s best estimate because they cannot be precisely calculated at this time.

	Maximum Offering (Not Including Distribution Reinvestment Plan)		Maximum Offering (Including Distribution Reinvestment Plan)
	Amount	Percent	Amount	Percent
Gross offering proceeds	$1,687,500,000	100.0%	$1,746,875,000	100.0%
Less offering expenses:
Selling commissions and dealer manager fee	164,531,250	9.75%	164,531,250	9.42%
Organization and offering expenses	21,093,750	1.25%	21,093,750	1.21%

Amount available for investment	$1,501,875,000	89.0%	$1,561,250,000	89.4%

Acquisition:
Acquisition and advisory fees	$29,276,316	1.95%	$30,433,723	1.95%
Acquisition expenses	7,319,079	0.49%	7,608,431	0.49%
Working capital reserve	1,463,816	0.1%	1,521,686	0.1%

Amount invested in properties	$1,463,815,789	86.7%	$1,521,686,160	86.9%

The following information supersedes and replaces the section of our prospectus captioned “Prospectus

Summary – Compensation to Our Advisor and its Affiliates” beginning on page 16 of the prospectus:

Compensation to Our Advisor and its Affiliates

We have no paid employees. Our advisor and its affiliates manage our day-to-day affairs. The following table summarizes all of the compensation and fees we pay to our advisor and its affiliates, including amounts to reimburse their costs in providing services. In the sole discretion of our advisor, the advisor may elect to have certain fees and commissions paid, in whole or in part, in cash or OP Units. For a more detailed discussion of compensation, see the table included in the “Management Compensation” section of this prospectus, including the footnotes thereto. The selling commissions and dealer manager fee may vary for different categories of purchasers. See the section entitled “Plan of Distribution” in this prospectus for a more detailed discussion of the selling commissions and dealer manager fees we will pay. The table below assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees, and accounts for the fact that shares are sold through our distribution reinvestment plan at $9.50 per share with no selling commissions and no dealer manager fee.

Type of Compensation/Affiliate	Determination of Amount	Estimated Amount for Maximum Offering
	Offering Stage
Selling Commission – SC Distributors, LLC	We pay to SC Distributors, LLC 7% of gross proceeds of our primary offering; we will not pay any selling commissions on sales of shares under our distribution reinvestment plan; SC Distributors, LLC may reallow all or a portion of its selling commissions to participating broker-dealers.	$118,125,000

Dealer Manager Fee – SC Distributors, LLC	We pay to SC Distributors, LLC 2.75% of gross proceeds of our primary offering; we will not pay a dealer manager fee with respect to sales under our distribution reinvestment plan; SC Distributors, LLC may reallow all or a portion of its dealer manager fees to participating broker-dealers.	$46,406,250

Organization and Offering Expenses – Carter/Validus Advisors, LLC	We reimburse our advisor and its affiliates for organization and offering expenses it incurs on our behalf, but only to the extent the reimbursement would not cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15% of the gross offering proceeds of this offering. We expect that organization and offering expenses (other than selling commissions and dealer manager fees) will be approximately 1.25% of the gross offering proceeds.	$21,093,750
	Operational Stage
Acquisition Fees – Carter/ Validus Advisors, LLC	We pay to our advisor 2.0% of the contract purchase price of each property or asset acquired and 2.0% of the amount advanced with respect to a mortgage loan. For purposes of this prospectus, “contract purchase price” means the amount actually paid or allocated in respect of the purchase, development, construction or improvement of a property or the amount of funds advanced with respect to a mortgage loan, exclusive of acquisition fees and acquisition expenses.	$30,433,723 (or $60,867,446, assuming that we incur our expected leverage set forth in our investment guidelines, or $91,301,169, assuming the maximum leverage permitted by our charter).

Type of Compensation/Affiliate	Determination of Amount	Estimated Amount for Maximum Offering

Acquisition Expenses – Carter/Validus Advisors, LLC	We pay or reimburse our advisor, as applicable, for acquisition expenses incurred in connection with the selection and acquisition of properties or other real estate-related investments (including expenses relating to potential investments that we do not close), such as legal fees and expenses, costs of real estate due diligence, appraisals, non-refundable option payments on property not acquired, travel and communications expenses, accounting fees and expenses and title insurance premiums, whether or not the property was acquired. We expect these expenses will be approximately 0.75% of the purchase price of each property or real estate-related investment; however, expenses on a particular acquisition or investment may be higher.	$7,608,431 (or $15,216,862, assuming that we incur our expected leverage set forth in our investment guidelines, or $22,825,293, assuming the maximum leverage set forth in our charter).

Asset Management Fee –Carter/Validus Advisors, LLC

In connection with the management of our assets, we will pay our advisor a fee equal to one-twelfth of 1.0% of the cost of our assets, which includes the purchase price, acquisition expenses, and other customarily capitalized costs, but excludes acquisition fees. This fee will be payable monthly in arrears, based on assets held by us on the last day of such prior month. Our advisor has agreed to defer some or all of the asset management fees when our distribution payout ratio, which is our distribution rate per share divided by our modified funds from operations, or MFFO, per share, is 100% or greater. The amount of the asset management fees deferred in a particular period will be equal to the amount by which distributions exceeds MFFO. If our distribution payout ratio is less than 100%, the excess MFFO will be used to repay any previously deferred asset management fees. Our advisor irrevocably waived, without recourse, all deferred asset management fees earned during the period beginning January 1, 2012 and ended on the first date on which our distribution payout ratio was less than 100%, and has no recourse against us for the payment of such fees.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Practice Guideline. However, if a trade or industry promulgates a different definition of MFFO applicable to listed or non-listed REITs that we adopt in our periodic reports filed with the SEC, MFFO may have the meaning of such different definition.

Not determinable at this time. Because the fee is based on a fixed percentage of aggregate asset value, there is no maximum dollar amount of this fee.

Property Management and Leasing Fees – Carter Validus Real Estate Management Services, LLC	In connection with the rental, leasing, operation and management of our properties, we pay our advisor and its affiliates aggregate fees equal to: (a) with respect to single tenant properties, 3.0% of gross revenues from the properties managed; and (b) with respect to multi-tenant properties, 4.0% of gross revenues from the properties managed. We also will reimburse the property manager and its affiliates for property-level expenses that any of	Not determinable at this time. Because the fee is based on a fixed percentage of gross revenue and/or market rates, there is no maximum dollar amount of this fee.

Type of Compensation/Affiliate	Determination of Amount	Estimated Amount for Maximum Offering
them pay or incur on our behalf, including salaries, bonuses and benefits of persons employed by the property manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of our executive officers. Our property manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If we contract directly with third parties for such services, we will pay them customary market fees and will pay Carter Validus Real Estate Management Services, LLC an oversight fee equal to 1.0% of the gross revenues of the property managed. In no event will we pay our property manager, our advisor or any affiliate both a property management fee and an oversight fee with respect to any particular property.

We also may pay Carter Validus Real Estate Management Services, LLC a separate fee for the one-time initial rent-up or leasing-up of newly constructed properties in an amount not to exceed the fee customarily charged in arm’s length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area.

Construction Management Fee – Carter Validus Real Estate Management Services, LLC	For acting as general contractor and/or construction manager to supervise or coordinate projects or to provide major repairs or rehabilitation on our properties, we may pay Carter Validus Real Estate Management Services, LLC up to 5.0% of the cost of the projects, repairs and/or rehabilitation, as applicable.	Not determinable at this time. Because the fee is based on a fixed percentage of certain costs, there is no maximum dollar amount of this fee.
Operating Expenses – Carter/Validus Advisors, LLC	We reimburse Carter/Validus Advisors, LLC at the end of each fiscal quarter for operating expenses incurred on our behalf, subject to the limitation that we will not reimburse our advisor for any amount by which our operating expenses (including the asset management fee) in the four immediately preceding fiscal quarters exceeds the greater of (a) 2.0% of average invested assets or (b) 25% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period, unless our independent directors have determined that such excess expenses are justified, based on unusual and non-recurring factors that they deem sufficient. For these purposes, “average invested assets” means, for any period, the average of the aggregate book value of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate assets before deducting depreciation, bad debts or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the period. Additionally, we	Not determinable at this time.

Type of Compensation/Affiliate	Determination of Amount	Estimated Amount for Maximum Offering
will not reimburse our advisor for personnel costs in connection with services for which our advisor receives acquisition fees or disposition fees.
Liquidation/Listing Stage
Disposition Fees – Carter/Validus Advisors, LLC	If our advisor or its affiliates provides a substantial amount of services (as determined by a majority of our independent directors) in connection with the sale of properties, we will pay Carter/Validus Advisors, LLC a disposition fee, up to the lesser of 2.0% of the contract sales price and one-half of the total brokerage commission paid if a third party broker is also involved; provided, however, that in no event may the disposition fees paid to our advisor, its affiliates and unaffiliated third parties exceed the lesser of 6% of the contract sales price and a reasonable, customary and competitive real estate commission in light of the size, type and location of the property.	Not determinable at this time. Because the commission is based on a fixed percentage of the contract price for a sold property, there is no maximum dollar amount of these commissions.

Subordinated Participation in Net Sale Proceeds (payable only if we are not listed on an exchange) – Carter/ Validus Advisors, LLC	Our advisor will receive 15% of the remaining net sale proceeds after return of capital contributions plus payment to investors of an 8% annual cumulative, non-compounded return on the capital contributed by investors. We cannot assure you that we will provide this 8% return, which we have disclosed solely as a measure for our advisor’s and its affiliates’ performance compensation.	Not determinable at this time. There is no maximum amount of these payments.

Subordinated Incentive Listing Fee (payable only if we are listed on an exchange, which we have no intention to do at this time) – Carter/Validus Advisors, LLC	Our advisor will receive 15% of the amount by which the sum of our adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an 8% annual cumulative, non-compounded return to investors. We cannot assure you that we will provide this 8% return, which we have disclosed solely as a measure for our advisor’s and its affiliates’ performance compensation.	Not determinable at this time. There is no maximum amount of this fee.

Subordinated Termination Fee – Carter/Validus Advisors, LLC	Upon termination of the advisory agreement, as amended, referred to herein as the “advisory agreement,” our advisor shall be entitled to a subordinated termination fee. In addition, our advisor may elect to defer its right to receive a subordinated termination fee until either shares of our common stock are listed and traded on a national securities exchange or another Liquidity Event occurs.	Not determinable at this time. There is no maximum amount of this fee.

The following information supersedes and replaces the section of our prospectus captioned “Estimated Use of Proceeds” beginning on page 58 of the prospectus:

ESTIMATED USE OF PROCEEDS

Depending primarily on the number of shares we sell in this offering, the amounts listed in the table below represent our current estimates concerning the use of the offering proceeds. Since these are estimates, they may not accurately reflect the actual receipt or application of the offering proceeds. The first scenario assumes that we sell the maximum of 168,750,000 shares in our primary offering and no shares pursuant to our distribution reinvestment plan, contemplating a price of $10.00 per share, and the second scenario assumes that we sell the maximum of 168,750,000 shares in our primary offering at $10.00 per share and 6,250,000 shares pursuant to our distribution reinvestment plan at $9.50 per share. We estimate that for each share sold in this offering, approximately 86.7% will be available for the purchase of real estate and real estate-related investments in the first scenario and approximately 86.9% will be available in the second scenario. We will use the remainder of the offering proceeds to pay the costs of the offering, including selling commissions and the dealer manager fee, to pay a fee to our advisor for its services in connection with the selection and acquisition of properties and for working capital reserves. We will not pay selling commissions or a dealer manager fee on shares sold under our distribution reinvestment plan.

Assuming the maximum amount of the primary offering is raised, we currently estimate that we will continue to invest assets in data centers and medical facilities. We may also invest in real estate-related debt and securities that meet our investment strategy and return criteria. We expect the size of individual properties that we purchase to vary significantly, but we expect most of the future properties we acquire are likely to have a purchase price between $10 million and $150 million. While we intend to have a balanced portfolio between the various property types at the end of our primary acquisition period, we may not have a balanced portfolio at any particular time. In addition, there is no assurance that upon the completion of this offering we will not allocate the proceeds from this offering in a different manner among our target assets. Our decisions will depend on prevailing market conditions and may change over time in response to opportunities available in light of different interest rates and economic and credit environments. Until we invest all of the net proceeds of this offering, we may invest the uninvested proceeds in short-term, highly liquid or other authorized investments, such as money market mutual funds, certificates of deposit, commercial paper, interest-bearing government securities and other short-term investments. Such short-term investments will not earn as high of a return as we expect to earn on our real estate investments. See the section entitled “Investment Objectives, Strategy and Policies – Investment Limitations” in this prospectus for a more detailed discussion of the limitations of the assets we may acquire.

If we encounter delays in the selection, acquisition or development of income-producing properties, we may pay all or a substantial portion of our distributions from the proceeds of this offering or from borrowings in anticipation of future cash flow. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences, if any; or (3) jeopardize our ability to maintain our qualification as a REIT.

The table does not give effect to special sales or volume discounts which could reduce selling commissions and many of the figures represent management’s best estimate because they cannot be precisely calculated at this time.

	Maximum Offering (Not Including Distribution Reinvestment Plan)		Maximum Offering (Including Distribution Reinvestment Plan)
	Amount	Percent	Amount	Percent
Gross offering proceeds	$1,687,500,000	100.0%	$1,746,875,000	100.0%
Less offering expenses:
Selling commissions and dealer manager fee(1)	164,531,250	9.75%	164,531,250	9.42%
Organization and offering expenses(2)	21,093,750	1.25%	21,093,750	1.21%

Amount available for investment(3)	$1,501,875,000	89.0%	$1,561,250,000	89.4%

Acquisition:
Acquisition and advisory fees(4)	$29,276,316	1.73%	$30,433,723	1.95%
Acquisition expenses(5)	7,319,079	0.43%	7,608,431	0.49%
Working capital reserve(6)	1,463,816	0.09%	1,521,686	0.1%

Amount invested in properties(7)	$1,463,815,789	86.7%	$1,521,686,160	86.9%

(1)	Includes selling commissions equal to 7% of aggregate gross offering proceeds and a dealer manager fee equal to 2.75% of aggregate gross offering proceeds, both of which are payable to the dealer manager, our affiliate. We will not pay any selling commissions or a dealer manager fee on sales of shares under our distribution reinvestment plan. SC Distributors, LLC, our dealer manager, in its sole discretion, may reallow all or a portion of its selling commissions in the aggregate amount of up to 7% of aggregate gross offering proceeds to unaffiliated broker-dealers participating in this offering attributable to the amount of shares sold by them. In addition, our dealer manager may reallow all or a portion of its dealer manager fee to participating dealers in the aggregate amount of up to 2.75% of gross offering proceeds to be paid to such participating dealers as marketing fees, based upon such factors as the volume of sales of such participating dealers, the level of marketing support provided by such participating dealers and the assistance of such participating dealers in marketing the offering, or to reimburse representatives of such participating dealers for the costs and expenses of attending our educational conferences and seminars. The amount of selling commissions may often be reduced under certain circumstances for volume discounts. See the section entitled “Plan of Distribution” in this prospectus for a description of such provisions.
(2)	Organization and offering expenses include all expenses (other than selling commissions and the dealer manager fee) paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charge of our escrow holder, due diligence expense reimbursements to participating broker-dealers included in a detailed and itemized invoice and amounts to reimburse our advisor for its portion of the salaries of the employees of its affiliates who provide services to our advisor and other costs in connection with administrative oversight of the offering and marketing process and preparing supplemental sales materials, holding educational conferences and attending retail seminars conducted by broker-dealers. Expenses of up to 0.13% of the aggregate gross offering proceeds of the primary offering relating to training and education meetings and non-accountable due diligence will constitute underwriting compensation. We reimburse our advisor and its affiliates for organization and offering expenses it incurs on our behalf, but only to the extent the reimbursement would not cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15% of the gross offering proceeds of this offering. We also pay a $25.00 fee per subscription agreement to our advisor for reviewing and processing subscription agreements.
(3)	Until we invest all of the net proceeds of this offering, the uninvested net proceeds of the offering and, thereafter, any working capital reserves we may have, may be invested in short-term, highly-liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts.

(4)	Acquisition and advisory fees are defined generally as fees and commissions paid by any party to any person in connection with identifying, reviewing, evaluating, investing in and purchasing of properties. Acquisition and advisory fees exclude acquisition expenses and any construction fee paid to a person who is not our affiliate in connection with construction of a project after our acquisition of a property. We pay to our advisor acquisition and advisory fees of 2.0% of the contract purchase price of each property acquired (including our pro rata share of debt attributable to such property) and up to 2.0% of the amount advanced for a loan or other real estate-related investment (including our pro rata share of debt attributable to such investment). Assuming that we incur our targeted leverage of 50% of the aggregate fair market value of our assets, as set forth in our investment policies, the maximum acquisition fee would be $60,867,446. Assuming that we incur our maximum leverage of 75% of the aggregate cost of our assets, as set forth in our charter, the maximum acquisition fee would be $91,301,169.
(5)	Acquisition expenses include, without limitation, legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, title insurance premiums and expenses and other miscellaneous expenses relating to the selection, evaluation and acquisition of real estate properties, including closing costs and non-refundable option payments, whether or not the property is acquired. For purposes of this table, we have assumed expenses of 0.75% of the purchase price of each property or other real estate related investments (including our pro rata share of debt attributable to such property or investment); however, expenses on a particular acquisition may be higher. Acquisition fees and expenses for any particular property will not exceed 6% of the contract purchase price of each property (including our pro rata share of debt attributable to such property) or 6% of the amount advanced for a loan or other investment (including our pro rata share of debt attributable to such investment) unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction approve fees and expenses in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to us. Assuming that we incur our targeted leverage of 50% of the aggregate fair market value of our assets, as set forth in our investment policies, the maximum acquisition expenses would be $15,216,862. Assuming that we incur our maximum leverage of 75% of the aggregate cost of our assets, as set forth in our charter, the maximum acquisition expenses would be $22,825,293.
(6)	Working capital reserves will be maintained at the property level and are typically utilized for extraordinary expenses that are not covered by revenue generation of the property, such as tenant improvements, leasing commissions and major capital expenditures. Alternatively, a lender party may require its own formula for escrow of working capital reserves.
(7)	Includes amounts anticipated to be invested in properties net of fees and expenses. Subject to certain limitations, this amount may be used to fund distributions.

The following information supersedes and replaces the section of our prospectus captioned “Management Compensation” beginning on page 84 of the prospectus:

MANAGEMENT COMPENSATION

We have no paid employees. Carter/Validus Advisors, LLC, our advisor, and its affiliates, manages our day-to-day affairs. The following table summarizes all of the compensation and fees we pay to our advisor and its affiliates, including amounts to reimburse their costs in providing services. In the sole discretion of our advisor, our advisor may elect to have certain fees and commissions paid, in whole or in part, in cash or OP Units. The selling commissions and the dealer manager fee may vary for different categories of purchasers. See the section entitled “Plan of Distribution” in this prospectus for a more detailed discussion of the selling commissions and dealer manager fees we will pay. The table below assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees, and accounts for the fact that shares are sold through our distribution reinvestment plan at $9.50 per share with no selling commissions and no dealer manager fee.

Type of Compensation/Affiliate	Determination of Amount	Estimated Amount for Maximum Offering(1)
Offering Stage
Selling Commission –SC Distributors, LLC	We pay to SC Distributors, LLC 7.0% of gross proceeds of our primary offering; we will not pay any selling commissions on sales of shares under our distribution reinvestment plan; SC Distributors, LLC may reallow all or a portion of its selling commissions to participating broker-dealers.	$118,125,000

Dealer Manager Fee –SC Distributors, LLC	We pay to SC Distributors, LLC 2.75% of gross proceeds of our primary offering; we will not pay a dealer manager fee with respect to sales under our distribution reinvestment plan; SC Distributors, LLC may reallow all or a portion of its dealer manager fee to participating broker-dealers.	$46,406,250

Organization and Offering Expenses – Carter /Validus Advisors, LLC	We reimburse our advisor and its affiliates for organization and offering expenses it incurs on our behalf, but only to the extent the reimbursement would not cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15% of the gross offering proceeds of this offering. We expect that organization and offering expenses (other than selling commissions and dealer manager fees) will be approximately 1.25% of the gross offering proceeds.(2)	$21,093,750

Operational Stage
Acquisition Fees –Carter/Validus Advisors, LLC	We pay to our advisor 2.0% of the contract purchase price of each property or asset acquired and 2.0% of the amount advanced with respect to a mortgage loan. For purposes of this prospectus, “contract purchase price” means the amount actually paid or allocated in respect of the purchase, development, construction or improvement of a property or the amount of funds advanced with respect to a mortgage loan, exclusive of acquisition fees and acquisition expenses.(3)(4)	$30,433,723 (or $60,867,446, assuming that we incur our expected leverage set forth in our investment guidelines; or $91,301,169 assuming the maximum leverage set forth in our charter).

Type of Compensation/Affiliate	Determination of Amount	Estimated Amount for Maximum Offering

Acquisition Expenses – Carter/Validus Advisors, LLC	We pay or reimburse our advisor, as applicable, for acquisition expenses incurred in connection with the selection and acquisition of properties or other real estate-related investments (including expenses relating to potential investments that we do not close), such as legal fees and expenses, costs of real estate due diligence, appraisals, non-refundable option payments in property not acquired, travel and communications expenses, accounting fees and expenses and title insurance premiums, whether or not the property was acquired. We expect these expenses will be approximately 0.75% of the purchase price of each property or real estate-related investment; however, expenses on a particular acquisition or investment may be higher.(5)	$7,608,431 (or $15,216,862, assuming that we incur our expected leverage set forth in our investment guidelines or, $22,825,293, assuming the maximum leverage set forth in our charter).

Asset Management Fee – Carter/Validus Advisors, LLC	In connection with the management of our assets, we will pay our advisor a fee equal to one-twelfth of 1.0% of the cost of our assets, which includes the purchase price, acquisition expenses, and other customarily capitalized costs, but exclude acquisition fees. This fee will be payable monthly in arrears, based on assets held by us on the last day of such prior month. Our advisor has agreed to defer some or all of the asset management fees when our distribution payout ratio, which is our distribution rate per share divided by our MFFO per share, is 100% or greater. The amount of the asset management fees deferred in a particular period will be equal to the amount by which distributions exceeds MFFO. If our distribution payout ratio is less than 100%, the excess MFFO will be used to repay any previously deferred asset management fees. Our advisor irrevocably waived, without recourse, all deferred asset management fees earned during the period beginning January 1, 2012 and ended on the first date on which our distribution payout ratio was less than 100%, and has no recourse against us for the payment of such fees.	Not determinable at this time. Because the fee is based on a fixed percentage of aggregate asset value, there is no maximum dollar amount of this fee.

Property Management and Leasing Fees – Carter Validus Real Estate Management Services, LLC	In connection with the rental, leasing, operation and management of our properties, we pay our advisor and its affiliates aggregate fees equal to: (a) with respect to single tenant properties, 3.0% of gross revenues from the properties managed; and (b) with respect to multi-tenant properties, 4.0% of gross revenues from the properties managed. We also will reimburse the property manager and its affiliates for property-level expenses that any of them pay or incur on our behalf, including salaries, bonuses and benefits of persons employed by the property manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of our executive officers. Our property manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If we contract directly with third parties for such services, we will pay them customary market fees	Not determinable at this time. Because the fee is based on a fixed percentage of gross revenue and/or market rates, there is no maximum dollar amount of this fee.

Type of Compensation/Affiliate	Determination of Amount	Estimated Amount for Maximum Offering
and will pay Carter Validus Real Estate Management Services, LLC an oversight fee equal to 1.0% of the gross revenues of the property managed. In no event will we pay our property manager, our advisor or any affiliate both a property management fee and an oversight fee with respect to any particular property.(6)

We may also pay Carter Validus Real Estate Management Services, LLC a separate fee for the one-time initial rent-up or leasing-up of newly constructed properties in an amount not to exceed the fee customarily charged in arm’s length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area.

Construction Management Fee – Carter Validus Real Estate Management Services, LLC	For acting as general contractor and/or construction manager to supervise or coordinate projects or to provide major repairs or rehabilitation on our properties, we may pay Carter Validus Real Estate Management Services, LLC up to 5.0% of the cost of the projects, repairs and/or rehabilitation, as applicable.	Not determinable at this time. Because the fee is based on a fixed percentage of certain costs, there is no maximum dollar amount of this fee.

Operating Expenses – Carter/Validus Advisors, LLC	We reimburse our advisor at the end of each fiscal quarter for operating expenses incurred on our behalf, subject to the limitation that we will not reimburse our advisor for any amount by which our operating expenses (including the asset management fee) in the four immediately preceding fiscal quarters exceeds the greater of (a) 2% of average invested assets or (b) 25% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period, unless our independent directors have determined that such excess expenses are justified based on unusual and non-recurring factors that they deem sufficient. For these purposes: “average invested assets” means, for any period, the average of the aggregate book value of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate assets before deducting reserves for depreciation or bad debts or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the period; and “net income” means total revenues less total expenses other than additions to reserves for depreciation, bad debts or other similar non-cash reserves, and excluding excludes any gain from the sale of assets for that period. Additionally, we will not reimburse our advisor for personnel costs in connection with services for which our advisor receives acquisition fees or a disposition fee.	Not determinable at this time.

Type of Compensation/Affiliate	Determination of Amount	Estimated Amount for Maximum Offering

Liquidation/Listing Stage
Disposition Fees – Carter/Validus Advisors, LLC	If our advisor or its affiliates provides a substantial amount of services (as determined by a majority of our independent directors) in connection with the sale of properties, we will pay our advisor a disposition fee, up to the lesser of 2.0% of the contract sales price and one-half of the total brokerage commission paid if a third party broker is also involved; provided, however, that in no event may the disposition fees paid to our advisor, its affiliates and unaffiliated third parties exceed the lesser of 6% of the contract sales price and a reasonable, customary and competitive real estate commission in light of the size, type and location of the property.(7)	Not determinable at this time. Because the commission is based on a fixed percentage of the contract price for a sold property, there is no maximum dollar amount of these commissions.

Subordinated Participation in Net Sale Proceeds (payable only if we are not listed on an exchange)(8)(9) – Carter/Validus Advisors, LLC	Our advisor will receive 15% of the remaining net sale proceeds after return of capital contributions plus payment to investors of an 8% annual cumulative, non-compounded return on the capital contributed by investors. We cannot assure you that we will provide this 8% return, which we have disclosed solely as a measure for our advisor’s and its affiliates’ performance compensation.	Not determinable at this time. There is no maximum amount of these payments.
Subordinated Incentive Listing Fee (payable only if we are listed on an exchange, which we have no intention to do at this time)(8)(9) – Carter/Validus Advisors, LLC	Our advisor will receive 15% of the amount by which the sum of our adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an 8% annual cumulative, non-compounded return to investors. We cannot assure you that we will provide this 8% return, which we have disclosed solely as a measure for our advisor’s and its affiliates’ performance compensation.	Not determinable at this time. There is no maximum amount of this fee.

Subordinated Termination Fee – Carter/Validus Advisors, LLC	Upon termination of the advisory agreement, our advisor shall be entitled to a subordinated termination fee. In addition, our advisor may elect to defer its right to receive a subordinated termination fee until either shares of our common stock are listed and traded on a national securities exchange or another Liquidity Event occurs.(10)	Not determinable at this time. There is no maximum amount of this fee.

(1)	The estimated maximum dollar amounts are based on the sale to the public of 168,750,000 shares at $10.00 per share and 6,250,000 shares at $9.50 per share pursuant to our distribution reinvestment plan. We will not pay any selling commissions or a dealer manager fee on sales of shares under our distribution reinvestment plan.
(2)

These organization and offering expenses include, without limitation, all expenses (other than selling commissions and the dealer manager fee) incurred by and to be paid by us in connection with this offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and transfer agents, due diligence expense reimbursements to participating broker-dealers included in a detailed and itemized invoice, and amounts to reimburse our advisor for its portion of the salaries of the employees of its affiliates who provide services to our advisor and other costs in connection with administrative oversight of the offering and marketing process and preparing supplemental sales materials, holding educational conferences and attending retail seminars conducted by broker-dealers. Expenses of up to 0.13% of the aggregate gross offering proceeds relating to training and education meetings and non-accountable due diligence expenses will constitute underwriting compensation. We will reimburse our advisor and its affiliates for organization and offering expenses it incurs on our behalf, but only to the extent the reimbursement would not cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15% of the gross offering proceeds of this offering. We also will pay a $25.00 fee per subscription agreement to our advisor for reviewing and processing subscription agreements.
(3)	In the sole discretion of our advisor, our advisor may elect to have these fees paid, in whole or in part, in cash or OP Units. For the purposes of the payment of these fees, each OP Unit will be valued at the per share offering price of our common stock minus the maximum selling commissions and dealer manager fee allowed in the offering, to account for the fact that no selling commissions or dealer manager fees will be paid in connection with any such issuances (at the offering price, each such OP Unit would be issued at $9.025 per share). Each OP Unit will be exchangeable for the cash value of one share of our common stock or, at our option, one share of our common stock.
(4)	In addition, if during the period ending two years after the close of this offering, we sell an asset and then reinvest the proceeds from such sale in other assets, we will pay to our advisor 2.0% of the contract purchase price of each property acquired with reinvested proceeds (including our pro rata share of debt attributable to such property) and 2.0% of the amount advanced for a loan or other investment (including our pro rata share of debt attributable to such investment); provided, however, that in no event shall the aggregate acquisition fee paid in respect of such sale or reinvestment exceed 6.0% of the contract purchase price of each property (including our pro rata share of debt attributable to such property) or 6.0% of the amount advanced for a loan or other investment (including our pro rata share of debt attributable to such investment), unless a majority of our board of directors, including a majority of our independent directors, not otherwise interested in the transaction determine the transaction to be commercially competitive, fair and reasonable to us and approve excess fees.
(5)	Our board of directors’ investment policies limit our ability to purchase a property if the total of all acquisition fees and expenses relating to the purchase, including fees and expenses paid to third parties, exceeds 6% of the contract purchase price unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve fees and expenses in excess of this limit and determine the transaction to be commercially competitive, fair and reasonable to us. Included in the computation of such fees will be any acquisition expenses, acquisition fees or construction management fees or any fees of a similar nature.
(6)	Notwithstanding the foregoing, our advisor and its affiliates may be entitled to receive higher fees if our property manager demonstrates to the satisfaction of a majority of our directors (including a majority of the independent directors) that a higher competitive fee is justified for the services rendered.
(7)	In the sole discretion of our advisor, our advisor may elect to have these fees paid, in whole or in part, in cash or OP Units. See footnote 3 above.
(8)	Our advisor cannot earn both the subordinated participation in net sale proceeds and the subordinated incentive listing fee. The subordinated participation in net sale proceeds or the subordinated incentive listing fee, as the case may be, will be paid in the form of a non-interest bearing promissory note that will be repaid from the net sale proceeds of each sale after the date of the termination or listing. At the time of such sale, we may, however, at our discretion, pay all or a portion of such promissory note with shares of our common stock or cash. If shares are used for payment, we do not anticipate that they will be registered under the Securities Act and, therefore, will be subject to restrictions on transferability. Any portion of the subordinated participation in net sale proceeds that our advisor receives prior to our listing will offset the amount otherwise due pursuant to the subordinated incentive listing fee. In no event will the amount paid to our advisor under the promissory note, if any, exceed the amount considered presumptively reasonable by the NASAA REIT Guidelines.
(9)

If for any reason our independent directors determine that we should become “self-administered,” including in contemplation of a listing on a national securities exchange, we may, among other methods, acquire the business conducted by our advisor after a good faith negotiation with our advisor. Alternatively, if at any time the shares become listed on a national securities exchange and our independent directors determine that we should not become “self-administered,” we will negotiate in good faith with our advisor a fee structure appropriate for an entity with a perpetual life. Our independent directors must approve the new fee structure negotiated with our advisor. The market value of our outstanding common stock will be calculated based on the average market value of the shares of common stock issued and outstanding at listing over the 30 trading days beginning 180 days after the shares are first listed or included for quotation. We have the option to pay the subordinated incentive listing fee in the form of stock, cash, a promissory note or any combination thereof. Any previous payments of the subordinated participation in net sale proceeds will offset the amounts due pursuant to the subordinated incentive listing fee, then we will not be required to pay our advisor any further subordinated participation in net sale proceeds.
(10)	The subordinated termination fee, if any, will equal to the sum of: (A) 15.0% of the amount, if any, by which (1) the sum of (v) the fair market value (determined by appraisal as of the termination date) of our investments on the termination date, less (w) any loans secured by such investments, plus (x) total distributions paid through the termination date on shares issued in this offering on the termination date, less (y) any amounts distributable as of the termination date to limited partners who received OP Units in connection with the acquisition of any investments upon the liquidation or sale of such investments (assuming the liquidation or sale of such investments on the termination date), exceeds (2) the sum of the gross proceeds raised in this offering on the termination date (less amounts paid on or prior to the termination date to purchase or redeem any shares of our common stock purchased in an offering pursuant to our share repurchase plan) and the total amount of cash that, if distributed to those stockholders who purchased shares of our common stock in this offering on or prior to the termination date, would have provided such stockholders an annual 8.0% cumulative, non-compounded return on the gross proceeds raised in this offering on the termination date, measured for the period from inception through the termination date. In addition, our advisor may elect to defer its right to receive a subordinated termination fee until either a listing or an other Liquidity Event occurs, including a liquidation or the sale of all or substantially all our investments (regardless of the form in which such sale shall occur).

The following table summarizes the cumulative compensation, fees and reimbursements incurred by our company, the advisor and its affiliates related to the offering stage during the respective periods (amounts are rounded):

	As of December 31, 2013	As of December 31, 2012
Offering Stage:
Selling commissions	$33,305,000	$10,876,000
Selling commissions reallowed by our dealer manager	$33,305,000	$10,876,000
Dealer manager fee	$14,194,000	$4,661,000
Dealer manager fee reallowed by our dealer manager	$5,027,000	$1,330,000
Other organization and offering expenses	$9,654,000	$2,999,000

The following table summarizes any compensation, fees and reimbursements incurred by us, our advisor and its affiliates related to the acquisitions, operations and liquidation/listing stages during the respective periods (amounts are rounded):

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Acquisitions and Operations Stage:
Acquisition fees and expenses(1)	$13,104,000	$11,474,000
Asset management fees(2)	$2,343,000	$133,000
Property management and leasing fees and expenses	$1,470,000	$561,000
Operating expenses	$1,005,000	$280,000

(1)	Acquisition fees and expenses associated with transactions deemed to be an asset purchase are capitalized. Acquisition fees and expenses related to the acquisition of properties deemed to be business combinations are expensed as incurred. For the year ended December 31, 2013, we capitalized and expensed $7,489,000 and $5,615,000 in acquisition fees and expenses, respectively.
(2)	For the years ended December 31, 2013 and 2012, the advisor waived irrevocably, without recourse, $2,339,000 and $1,112,000, respectively in asset management fees.

Our advisor, or its affiliates, incurred other organization and offering expenses on our behalf of approximately $13,101,000 and $8,600,000 as of December 31, 2013 and 2012, respectively. As of December 31, 2013, we paid our dealer manager approximately $65,853,000 in selling commissions and broker dealer fees, reimbursed our dealer manager approximately $2,347,000 in offering expenses, and accrued approximately $253,000 of other offering expenses, the total of which represents our maximum liability for organization and offering costs in connection with the initial public offering. As of December 31, 2013, we reimbursed our advisor approximately $10,724,000 in offering costs.

As of December 31, 2013, compensation incurred but not yet paid to our advisor or its affiliates was $696,000, representing asset and property management fees, acquisition costs, general and administrative costs, and offering costs, which will be paid from cash flows from operations in the future as they become due and payable by us in the ordinary course of business consistent with our past practice.

During the years ended December 31, 2013 and 2012, no commissions or fees were incurred for services provided by our advisor and its affiliates related to the liquidation/listing stage.

The following information supersedes and replaces the section of our prospectus captioned “Plan of Distribution – The Offering” on page 182 of the prospectus:

We are offering a maximum of 168,750,000 shares of our common stock to the public through SC Distributors, LLC, our dealer manager, a registered broker-dealer affiliated with our advisor, in our primary offering at a price of $10.00 per share, except as provided below.

Our board of directors has arbitrarily determined the selling price of the shares consistent with comparable real estate investment programs in the market, and such price bears no relationship to our book or asset values, or to any other established criteria for valuing issued or outstanding shares. Because the offering price is not based upon any independent valuation, the offering price is not indicative of the proceeds that you would receive upon liquidation.

The shares are being offered on a “best efforts” basis, which means generally that the dealer manager is required to use only its reasonable best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. We also are offering up to an additional 6,250,000 shares for sale pursuant to our distribution reinvestment plan. The purchase price for shares sold under our distribution reinvestment plan will be $9.50 per share during this offering, and until such time as our board of directors determines a reasonable estimate of the value of our shares. Thereafter the purchase price per share under our distribution reinvestment plan will be 95% of the net asset value per share of common stock, as determined by our board of directors. No selling commissions or dealer manager fees will be paid with respect to these shares. We will offer shares of common stock in our primary offering until the earlier of (i) June 6, 2014, (ii) the effective date of the registration statement for the proposed follow-on offering, or (iii) the date we sell the maximum offering amount. We also reserve the right to terminate this offering at any time. We may sell shares under the distribution reinvestment plan beyond such time, but only if there is an effective registration statement with respect to the shares. We may amend, suspend or terminate the distribution reinvestment plan at our discretion at any time upon ten days’ prior written notice to our stockholders. We reserve the right to reallocate the shares of common stock we are offering between the primary offering and our distribution reinvestment plan. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.

The following information supersedes and replaces the table appearing on page 183 of the section of our prospectus captioned “Plan of Distribution – Dealer Manager and Compensation we will Pay for the Sale of our Shares” beginning on page 183 of the prospectus:

	Per Share	Total Maximum
Primary offering:
Price to public	$10.00	$1,687,500,000
Selling commissions	$0.70	$118,125,000
Dealer manager fees	$0.275	$46,406,250
Proceeds to Carter Validus Mission Critical REIT, Inc.	$9.025	$1,522,968,750

Distribution reinvestment plan:
Price to public	$9.50	$59,375,000
Selling commissions	$—	$—
Dealer manager fees	$—	$—
Proceeds to Carter Validus Mission Critical REIT, Inc.	$9.50	$59,375,000

The following information supersedes and replaces the table and related footnotes appearing on page 184 of the section of our prospectus captioned “Plan of Distribution – Dealer Manager and Compensation we will Pay for the Sale of our Shares” beginning on page 183 of the prospectus:

	Estimated Amount(1)	Percent of Maximum Offering (Not Including Distribution Reinvestment Plan)
Selling Commissions	$118,125,000	7.0%
Dealer manager wholesaling compensation	$10,816,788	1.5
Expense reimbursements	$21,490,502	1.27
Sales Incentive	$67,500	*
Broker-dealer conference fees and training and education meetings	$6,750,000	0.4
Due diligence allowance	$25,000	*
Legal fees of the dealer manager	$50,000	*
BD Installation costs	$150,000	*

*	Less than 0.1%
(1)	Of this amount, $118,125,000 and $46,406,250 (7% and 2.75% of gross offering proceeds of our primary offering) will be paid by us from the proceeds of this offering in the form of selling commissions and dealer manager fees, respectively. Subject to the cap on underwriting compensation described below, and in accordance with our limits on reimbursement and payment of organization and offering expenses as disclosed in the “Management Compensation” section of this prospectus, we may reimburse our sponsor or its affiliates, including our dealer manager, for certain expenses that constitute underwriting compensation, a portion of which may be payments made to participating broker-dealers. Any remaining amounts, up to 0.13% of gross offering proceeds of our primary offering (a maximum of $2,193,750), will be paid by our sponsor or its affiliates, without reimbursement by us, and may also include payments made to participating broker-dealers.